                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*


                         Central Securities Corporation
                                (Name of Issuer)

                    Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                  155123-10-2
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  155123-10-2                                         Page 2 of 5 Pages






1)       Names of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons:

         Christian A. Johnson Endeavor Foundation.


2)       Check the Appropriate Box if a Member of a Group

         (a)                       (b)      Not Applicable


3)       SEC Use Only


4)       Citizenship or Place of Organization:

         New York


Numbers of                (5)      Sole Voting Power
Shares                             4,963,828  (does not include 777,619 shares of
Beneficially                       common stock that may be acquired upon conversion
Owned by                           of convertible preference stock  --  see Item 4)
Each
Reporting                 (6)      Shared Voting Power
Person                             -0-
With
                          (7)      Sole Dispositive Power
                                   4,963,828  (does not include 777,619 shares of
                                   common stock that may be acquired upon conversion
                                   of convertible preference stock  --  see Item 4)

                          (8)      Shared Dispositive Power
                                   -0-


9)       Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,963,828 (does not include 777,619 shares of common stock that may be acquired upon conversion of convertible preference stock -- see
         Item 4)


10)      Check if the Aggregate Amount in Role (9) Excludes Certain Shares*

         Not Applicable


11)      Percent of Class Represented by Amount in Row 9

         38.13% (does not include 777,619 shares of common stock that may be acquired upon conversion of convertible preference stock -- see Item
         4)

12)      Type of Reporting Person*

         CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  155123-10-2                                         Page 3 of 5 Pages






Item 1 (a)       Name of Issuer:

                 Central Securities Corporation


Item 1 (b)       Address of Issuer's Principal Executive Offices:

                 375 Park Avenue, New York, New York  10022


Item 2 (a)       Name of Person Filing:

                 Christian A. Johnson Endeavor Foundation


Item 2 (b)       Address of Principal Business Office or, if none, Residence:

                 1060 Park Avenue, New York, NY  10128


Item 2 (c)       Citizenship:

                 New York


Item 2 (d)       Title of Class of Securities:

                 Common Stock


Item 2 (e)       CUSIP Number:

                 155123-10-2


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check pursuant whether the person filing is a:

                 (a) /  /         Broker or dealer registered under Section 15
                                  of the Act,

                 (b) /  /         Bank as defined in Section 3(a)(6) of the
                                  Act,

                 (c) /  /         Insurance Company as defined in Section
                                  3(a)(19) of the Act,

                 (d) /  /         Investment Company registered under Section 8
                                  of the Investment Company Act,

                 (e) /  /         Investment Adviser registered under Section
                                  203 of the Investment Advisers Act of 1940,

                 (f) /  /         Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; see 13d-1(b)(1)(ii)(F),

                 (g) /  /         Parent Holding Company, in accordance with
                                  Rule 13d-1(b)(1)(ii)(G); see Item 7,

                 (h) /  /         Group, in accordance with Rule
                                  13d-1(b)(1)(ii)(H).


Item 4.          Ownership as of December 31, 1995.

                 (a)      Amount Beneficially Owned -  4,963,828.

CUSIP No.  155123-10-2                                         Page 4 of 5 Pages






                 (b)      Percent of Class -  38.13%.


                 (c)      Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote - 4,963,828.

                          (ii)    shared power to vote or to direct the vote -
                                  0.

                          (iii) sole power to dispose or to direct the disposition of - 4,963,828.

                          (iv) shared power to dispose or to direct the disposition of - 0.

                          The shares set forth above do not include 777,619 additional shares of common stock of Central Securities Corporation (the "Common Stock"), which are issuable upon conversion of 249,237 shares of $2.00 Series D Convertible Preference Stock of Central Securities Corporation (the "Convertible Preference Stock") held by the undersigned and convertible at the present conversion rate of 3.120 shares of Common Stock per share of Convertible Preference Stock. Such shares of Common Stock issuable upon conversion of the Convertible Preference Stock, together with the shares of Common Stock held by the undersigned, represent 41.62% of the Common Stock as of December 31, 1995. The undersigned has sole power to vote and sole power to dispose of such 777,619 additional shares of Common Stock issuable upon conversion of shares of Convertible Preference Stock.


Item 5           Ownership of Five Percent or Less of a Class.

                 Not Applicable


Item 6           Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Not Applicable


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                          Not Applicable


Item 8                    Identification and Classification of Members of the
                          Group.

                          Not Applicable


Item 9                    Notice of Dissolution of Group.

                          Not Applicable


Item 10                   Certification

CUSIP No.  155123-10-2                                         Page 5 of 5 Pages






                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       CHRISTIAN A. JOHNSON ENDEAVOR FOUNDATION


                                       By:      /s/   Julie J. Kidd
                                                -------------------------------
                                                JULIE J. KIDD
                                                President


Dated:  February 12, 1996.